UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 12, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIEMENS Investor Relations Shareholder Letter November 2013 Financial Highlights1) (preliminary and unaudited; in € billion, except otherwise stated) Orders Revenue Net income Basic earnings per share in € Dividend per share in € 1) Changes are adjusted for portfolio and currency translation effects 2) Proposed dividend for approval at the Annual Shareholder’ Meeting in January 2014 Last week President and CEO of Siemens AG, Joe Kaeser, and our new CFO, Ralf P. Thomas, announced our fourth quarter results and the preliminary figures for the fiscal year 2013. Furthermore we announced a proposed dividend of €3.00 per share as well as a new share buyback Ladies and Gentlemen, dear Shareholders, plan of up to €4.0bn over up to two years. For fiscal year 2013 we met our revised targets, with orders climbing +10% on a comparable basis, revenue declining -1% and net income from continuing operations reaching €4.2bn. Total sector profit included €1.3bn in charges (before taxes) related to the ‘Siemens 2014’ productivity improvement program which we will pursue in order to make our entire company more productive and effective in the future. “With a solid fourth quarter, we completed an eventful year in fiscal 2013. Now we’re looking ahead and concentrating on measures aimed at improving our profitability, which we are implementing rigorously and prudently. With realignment of the regions, we’ve made the first strategic moves,” said Joe Kaeser. In May 2014, together with our second quarter results for fiscal year 2014, we plan to announce the strategic concept ‘Siemens beyond 2014’ which will then be implemented and go in operation as of October 2014. Just a brief look at the fiscal year 2013 fourth quarter results: orders as well as revenue grew moderately with Healthcare and Infrastructure & Cities being the main contributors. Net income (all-in) decreased to €1.1bn, with corresponding earnings per share of €1.19, mainly impacted by a lower total sector profit year-over year. On the next few pages, we elaborate to you further on some developments of each sector during the past quarter. As our feature topic in this issue, we provide you with details on the roadmap to shape ‘Siemens beyond 2014‘. Finally, we answer some of the key questions regarding the proposed dividend and the announced share buyback. I would like to thank you, our shareholders, for your interest and continuous commitment towards Siemens. Kind Regards, Mariel von Drathen, Head of Governance & Markets, Siemens AG

Share Performance

- Current Siemens share price stands at €95.66[1)]
- The DAX has shown a positive trend since last November, rising by approx. +26% year-on-year. The Siemens share rose during the same period by approx. +23%
- In comparison to most of its main competitors, Siemens stocks underperformed during the last twelve months, but have been able to catch up especially during the last weeks
- On Thursday November 7, 2013, the day we announced the Q4 2013 results, the proposed dividend as well as the new share buyback plan, the Siemens share rose by +3.38% from the previous close probably driven by a short seller squeeze, outperforming the DAX; the index closed +0.44%

For further information: http://www.siemens.com/investor/en/siemens_share.htm


Last price: EUR 95.66(1)
Siemens
DAX
Nov 2012
Nov 2013

1) Closing price on November 7, 2013

News from our Sectors

Energy



Q4 2013 results:

- Orders lower year-on-year, whilst revenue increased slightly
- Profit bounced back on lower charges, led by Fossil Power Generation and outstanding performances in the Wind Power and Oil & Gas Divisions

Siemens successfully installs first North Sea platform

Siemens has installed the HelWin1 offshore platform in the North Sea, marking the successful completion of a significant stage in German grid connection projects. HelWin1 will link the two offshore wind farms Nordsee Ost and Meerwind to the mainland. Using the Siemens technology installed on the platform, the alternating current power generated by the wind turbines is transformed into low-loss direct current for transmission onto land. Starting next year, this will enable the network operator and purchaser TenneT to supply clean electricity to more than 500,000 German households on the mainland.
(for further information, please click here)

Major order for turnkey power plant project in Argentina

The order volume, including power transmission, fuel supply solutions and a full service maintenance contract for 10 years, amounts to approximately USD 800m. The new power plant will have an electrical generating capacity of approximately 580 megawatts (MW).
(for further information, please click here)

Healthcare



Q4 2013 results:

- Strong year-end profit near the peak level of the fourth quarter a year earlier
- Order intake and revenue increased year-on-year

Siemens solutions for cardiology

To support patients, physicians and clinical staff, Siemens has developed products and solutions especially tailored to the diagnosis and treatment of cardiovascular diseases. These include a new cardiac catheter, clinical IT, applications for computed tomography and magnetic resonance imaging and a new system for cardiac molecular imaging.

Siemens has developed many new solutions for cardiology and demonstrated its innovative power as part of the 'Agenda 2013' sector initiative at this year's European Society of Cardiology (ESC) congress in Amsterdam, the Netherlands.
(for further information, please click here)

News from our Sectors

Industry



Q4 2013 results:

- Orders up for the period while revenue declined year-on-year
- Profit lower year-on-year mainly due to charges related to the reduction of costs associated with administrative processes and improvement of global footprint

Siemens and KUKA announce cooperation

The Siemens Drive Technologies Division and KUKA Roboter GmbH announced a comprehensive cooperation at EMO in Hanover. The central pillar of the cooperation is integration of KUKA robots and Siemens machine tool solutions (CNC) for loading machine tools.
(for further information, please click here)

Infrastructure & Cities



Q4 2013 results:

- Significant charges related to 'Siemens 2014' lead to a decline in profit year-on-year
- Orders and revenue climbed substantially on growth year-over-year at Transportation & Logistics

City of Calgary orders 60 LRVs from Siemens

The Canadian city of Calgary has awarded Siemens an order to supply 60 S200 light rail vehicles, worth more than €135m. The LRVs will be built at the Siemens factory in Sacramento, USA, and are due to be delivered starting in summer 2015. The full order is to be completed by December 2016. This is the first order for the new light rail generation from Siemens.
(for further information, please click here)

Siemens and Swiss Federal Railways establish partnership in control systems field

Siemens and SBB (Swiss Federal Railways) have concluded a cooperation agreement relating to the automation and centralization of rail traffic control in Switzerland. In this connection, Siemens will continue the development of the Iltis control and information system, which permits the largely automated operational handling of rail traffic. The contract will run until the end of 2025, and will encompass goods and services worth some €260m. (for further information, please click here)

How does Siemens assess the further course of fiscal year 2014?

We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a recovery until late in the fiscal year.

We expect orders to exceed revenue, for a book-to-bill ratio above 1.

Assuming that revenue on an organic basis remains level year-over-year, we expect basic earnings per share (Net income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013.

This outlook is based on shares outstanding of 843 million as of September 30, 2013.

Furthermore, it excludes impacts related to legal and regulatory matters.

‘Siemens beyond 2014’ November 2013 • Spin-off of OSRAM successfully completed on July 5, 2013 Our roadmap to shape ‘Siemens beyond 2014’ Joe Kaeser, President and CEO: “We don’t need to reinvent our company. Siemens is positioned throughout the value chain of electrification however, we’ve made first strategic moves and set up a strong team. Since the change at the top, the company’s share price has outperformed the DAX significantly. That’s a great vote of confidence. We want to live up to this confidence: but, I will not rely on “momentary profit” but on future-oriented and sustainable value creation through innovation, customer proximity, and a culture marked by the sense of responsibility that comes with ownership.” Ralf P. Thomas, CFO: “I am very happy to be part of the new Team Siemens. Siemens has always stood for solid finances, and I can assure you, that will hold true in the future as well. Conservative financial policy, in the best sense of the word, is a historical commitment at Siemens. My predecessors focused not only in the present; they also kept their eyes on the future in the interest of subsequent generations. I, too, aspire to live up to this standard . In my opinion, two factors are critical to the long-term success of Siemens: capital efficiency and riskmanagement” Joe Kaeser (left) and Ralf P. Thomas have presented the fourth quarter results on November 7, 2013 and gave an update on the operational priorities and the roadmap to shape ‘Siemens beyond 2014’ Operational priorities, clear roles & responsibilities and value culture Resource allocation Accountability Corporate core Corporate memory Management model Lead country concept Localization Net promoter Score (nps) metric for key accounts Customer proximity Ceo Cfo Sector ceo Cto Ownership-culture Operational excellence Risk management Capital efficiency Process optimization Benchmarking Productivity Innovation management Sw architecture innovation board Partner models (vcs,.) Operational execution in sector business Our roadmap to shap ‘siemens beyond 2014’ Strategic concept ‘siemens beyond 2014’ Implementation ‘siemens beyond 2014’ Announcement ‘siemens beyond 2014’ in operation October 2013 May 2014 October 2014

Notes and Forward-Looking Statements Frequently Asked Questions We are happy to answer all of your questions Investor Relations: +49 (89) 636 32474 investorrelations@siemens.com http://www.siemens.com/investor Your Siemens IR Team Address: Siemens AG Wittelsbacherplatz 2 80333 Munich Germany Financial Calendar This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDAmargins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financialmeasures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR systemon the website of the United States Securities and Exchange Commission. This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statementsmay be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may alsomake forward-looking statements in other reports, in presentations, inmaterial delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forwardlooking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, thematters described in Item3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of ourmost recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. Due to rounding, numbers presented throughout this and other documentsmay not add up precisely to the totals provided and percentagesmay not precisely reflect the absolute figures. | For further information, please click here 28 Jan 1st quarter 2014 financial results & AGM 2nd quarter 2014 financial results 3rd quarter 2014 financial results On November 7, 2013, Siemens announced the planned dividend for fiscal year 2013 as well as a new share buyback. In this issue of our Shareholder Letter, we would like to answer some of the related questions What is the dividend payout ratio for the fiscal year 2013? Based on the results of fiscal 2013, the Supervisory Board and Managing Board will propose a dividend of €3.00 per share for approval at the Annual Shareholders’ Meeting in January 2014. This equals a dividend payout ratio of 57% What is the magnitude of the new share buyback plan which was announced on November 7, 2013? Siemens AG plans to carry out a share buyback of up to €4bn in volume within the next up to 24 months (for further information, please click here) 8 May 31 July November 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 12, 2013	/s/	MARIEL VON DRATHEN
	Name:	Mariel von Drathen
	Title:	Head of Investor Relations

/s/	TOBIAS ATZLER
Name:	Tobias Atzler
Title:	Manager Investor Relations